Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Haymaker Acquisition Corp. (the “Company”) on Form S-1 of our report dated June 30, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Haymaker Acquisition Corp. as of June 15, 2017 and for the period from April 26, 2017 (inception) through June 15, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 29, 2017